Exhibit 99.4

Performance of Infosys for the Third Quarter ended December 31, 2005 Nandan M. Nilekani Chief Executive Officer, President and Managing Director S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director

Safe Harbour Certain statements in this presentation concerning our future growth prospects are forward- looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended - which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 and quarters ended June 30, 2005 and September 30, 2005. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statements that may be made from time to time by or on our behalf.

Agenda Financial Performance Operational Performance Client Addition & Expansion of Services Human Resources Capex and Infrastructure Outlook for the Future Summary

Financial Performance

Highlights Q3 FY 06 Q2 FY 06 Q3 FY 05 Indian GAAP YOY Growth Income 35.0% 31.2% 49.2% Net profit 30.6% 35.6% 51.4% US GAAP YOY Growth Revenues 32.2% 38.3% 53.3% Net income 27.7% 42.3% 57.8% New clients added 36 34 38 Repeat business 93.2% 96.5% 95.0% Employees Period end headcount 49,422 46,196 35,229 Gross addition 5,135 8,026 3,164 Net addition 3,226 6,390 2,280

(Rs. crore) FY2006 FY2006 FY2005 % growth over Q3 Q2 Q3 Q2 06 Q3 05 Income 2,532 2,294 1,876 10.4 35.0 Software dev expenses 1,327 1,212 992 9.5 33.8 Gross profit 1,205 1,082 884 11.4 36.3 S,G&A expenses 344 348 266 -1.1 29.3 Operating profit 861 734 618 17.3 39.3 Depreciation 117 96 74 21.9 58.1 Operating profit after depreciation 744 638 544 16.6 36.8 Other income (5) 44 46 -111.4 -110.9 Provision for investment - 1 - - - Profit Before Tax 739 681 590 8.5 25.3 Provision for tax 83 69 93 20.3 -10.8 Profit After Tax 656 612 497 7.2 32.0 Minority interest 7 6 - 16.7 - PAT after minority interest 649 606 497 7.1 30.6 Highlights (Indian GAAP)

(Rs. crore) Dec 31, 2005 % Dec 31, 2004 % LIABILITIES Shareholders' funds 7,312 100 4,821 100 Total liabilities 7,312 100 4,821 100 ASSETS Fixed assets 2,096 29 1,431 30 Investments 2 - 2 - Deferred tax assets 57 1 43 1 Current assets Cash & equivalents* 4,348 59 2,738 57 Accounts receivables 1,314 18 1,039 21 Other current assets 939 13 733 15 Less: Current liabilities (1,444) (20) (1,165) (24) Net current assets 5,157 70 3,345 69 Total assets 7,312 100 4,821 100 Balance Sheet Summary *Includes investment in liquid Mutual Funds

Operational Performance

% Q3 2006 Q2 2006 Q3 2005 North America 65.0 65.4 66.6 Europe 24.9 23.7 22.1 India 1.4 1.5 2.1 Rest of the world 8.7 9.4 9.2 Total 100.0 100.0 100.0 Region-wise Revenue

Utilization Including training Excluding training Q3 FY 2006 0.7 0.787 Q2 FY 2006 0.729 0.791

Revenues by Project type % Q3 2006 Q2 2006 Q3 2005 Fixed Price 28.4 28.7 31.4 Time & Materials 71.6 71.3 68.6 Total 100.0 100.0 100.0

Onsite-Offshore Revenue % Q3 2006 Q2 2006 Q3 2005 Onsite 48.6 48.8 49.0 Offshore 51.4 51.2 51.0 Total 100.0 100.0 100.0

Customer Concentration Q3 2006 Q2 2006 Q3 2005 Client contribution to revenues (%) Top client 4.5 4.4 4.9 Top 5 clients 17.6 17.8 19.8 Top 10 clients 29.9 30.6 32.1 No. of clients* Million dollar 206 191 156 5 million+ 78 76 65 10 million+ 51 48 37 20 million+ 25 23 18 30 million+ 18 16 10 40 million+ 14 11 7 50 million+ 7 6 4 60 million+ 5 4 3 70 million+ 2 2 1 80 million+ 2 1 - 90 million+ 1 1 - Clients accounting for >5% of revenue - - - *Last Twelve Months

Client Addition & Expansion of Services

Client Addition & Expansion of Services Client acquisitions during the quarter were 36 Infosys' Strategic Global Sourcing Unit and Infosys Consulting Inc. undertook an assessment of the sourcing strategy and processes for a leading hi-tech company Infosys Hi-Tech and Discrete Manufacturing unit along with Infosys' Product Engineering practice is helping a major hi-tech corporate in building a GSM cell phone for emerging markets HTDM is also working with Infosys' subsidiary Progeon to offer business process outsourcing services to a leading discrete manufacturer in the Master Data Management arena Infosys successfully implemented three large business-critical systems for a leading aerospace company in the US

Client Addition & Expansion of Services One of the largest insurance and financial services companies in North America has sought Infosys' expertise in developing an agency front-end portal that will strengthen its distribution capacity and drive product performance, while providing a common technology solution to enhance agent productivity A leading UK-based multi-utility company in the gas, power and utilities services industry signed up Infosys to implement Microsoft BizTalk for creating connectivity infrastructure for its market-facing and customer-facing businesses In the IMS arena, Infosys won a large multi-year contract in infrastructure support for a large, Europe-based global client in investment banking In the area of IVS, Infosys is building a Testing Center of Excellence (TCoE) for the largest grocery home-shopping services in the world

Client Addition & Expansion of Services Australia A pharmaceutical multinational in Australia has engaged Infosys to undertake a complete upgrade of its worldwide Oracle database, operating system and applications infrastructure Other new accounts include one of the largest privately owned professional services and recruitment companies in the world and an energy utility that supplies gas and electricity to 1.1 million homes in Australia China A global provider of reliable power, precision environmental and connectivity solutions for telecommunications and data network infrastructure engaged with Infosys to develop a next-generation energy system management software

Finacle(r) ANB Bank, a Global 500 bank headquartered in Saudi Arabia, licensed Finacle(r) to power its retail banking initiative Centurion Bank of Punjab selected Finacle(r) for its technology- led business transformation initiative UCO Bank has also deployed Finacle(r) to achieve cost advantage and derive significant business benefits

Human Resources

Human Resources Dec 2005 Sep 2005 Total employee strength 49,422 46,196 Software professionals 46,484 43,441 Gross addition 5,135 8,026 Laterals 927 1,166 Net addition 3,226 6,390

Capex and Infrastructure

Capex and Infrastructure Capital expenditure of Rs. 260 crore was incurred during the quarter As on December 31, 2005, the company had 90,11,739* sq. ft of space capable of accommodating 41,666 professionals and 38,01,880* sq. ft under completion capable of accommodating 16,900 professionals *Excluding subsidiaries

Outlook for the Future

Indian GAAP - Consolidated Quarter ending March 31, 2006 Income is expected to be between Rs. 2,590 crore and Rs. 2,599 crore; YOY growth of 30.35% to 30.80% Earnings per share before exceptional items is expected to be between Rs. 24.30 and Rs. 24.70; YOY growth of 27.83% to 29.93% Fiscal year ending March 31, 2006 Income is expected to be between Rs. 9,487 crore and Rs. 9,496 crore; growth of 33.10% to 33.2% Earnings per share before exceptional items is expected to be between Rs. 89.90 and Rs 90.30; growth of 30.69% to 31.27%

Summary

Summary Another quarter of steady growth Client addition continues to be strong Our initiatives in strategic alignment, capability building and operational excellence are all on track Our collaborative approach to the market-place, combined with the strengths of our various business units, is finding good traction with our clients Rupee remained volatile during the quarter Benefit of rupee depreciation on the operating margin was offset by the hedges at the non-operating level

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